UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

BGM Group Ltd (the “Company”) is furnishing this Form 6-K to provide its financial results for the six months ended March 31, 2026.

INCORPORATION BY REFERENCE

This Form 6-K, including the exhibit hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms S-8 (File No. 333-278592 and 333-287750) and Forms F-3 (File No. 333-282998 and 333-285635) and to be a part thereof from the date on which this Form 6-K filed, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Unaudited First Half 2026 Financial Results
99.2	Management's Discussion and Analysis for the six months ended March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2026

BGM Group Ltd

By:	/s/ Huandi Zhao
Name:	Huandi Zhao
Title:	Co-Chief Executive Officer and Director (Principal Executive Officer)